Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Year ended December 31, 2008 compared to the year ended December 31, 2007

1.1 Date

This Management’s Discussion and Analysis of financial condition and results of operations (“MD&A”) is dated July 6, 2009 and should be read in conjunction with the audited Consolidated Financial Statements and Notes of the Company for the year ended December 31, 2008 and 2007.

The following sets out management’s discussion and analysis of our financial position and results of operations for the year ended December 31, 2008 and 2007.

All financial information is reported in U.S. dollars unless otherwise noted.

1.2 Overview

Dynamotive Energy Systems Corporation (the “Company” and or “Dynamotive”) is commercializing a  biomass-to-liquid fuel conversion using a process known as “Fast Pyrolysis” which uses biomass or biomass waste feedstock to produce BioOil as a fuel and char. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels in certain applications to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and competes with other renewable energy sources such as wind, hydro and solar. One significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations often entailing downtime.

Dynamotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels (other than ethanol and biodiesel), in competition with other pyrolysis technologies, and other biomass to energy applications. The Company’s fast pyrolysis process converts raw biomass or biomass wastes into three fuel types:  Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with low emissions and virtually no waste by-products. The principal by-product, char, has commercial applications.

Plant Operations

The Company’s operating results for 2008 have fallen short of expectations for a number of reasons. The Company experienced a small fire at the West Lorne plant in April 2008, resulting in a shut-down for repairs of over three months.  Also, the investigation of the fire lead to some recommended changes that were incorporated into the West Lorne plant and were also implemented in Guelph.  Production at West Lorne continues and sales have totaled $151,657 for the year of 2008.

At Guelph, the changes resulting from the West Lorne fire were implemented and tested, however, due to financial limitations and feedstock issues, the Guelph plant has been maintained on a shut down basis for the balance of the year. Prior to shut down the Guelph plant was handling a number of different feedstocks,  including construction wood waste material. This material was found to have an excess of foreign substances which caused fouling and other operational difficulties. The Company is currently investigating a number of alternative financing and business structures and potential feedstock supplies to utilize the plant and to bring it into regular operation.

In addition, the difficult financial market combined with the significant fall in the price of petroleum products have made marketing and development of the Company’s products and plants much more challenging.  In response to these challenges, the Company is focused on achieving higher operating rates and stable production and is being very careful to control costs where possible.  We are continuing to advance a number of attractive projects and are working with our development partners to ensure that a realistic structure is in place to ensure that attractive projects do proceed.

Dynamotive has an existing power purchase agreement with the Ontario Power Authority for the output from the West Lorne 2.5 megawatt generator output at a rate of $110 per megawatt hour. There has been minimal operation of the turbine during 2008 and 2009 to date.

Project Development

The Company continues with a significant number of project developments in multiple markets, though activity slowed during the year due first to the required repairs in West Lorne as a result of the fire and the subsequent shut down of Guelph.  Following the restart of operations (in West Lorne), the Company has received renewed expressions of interest for both its products and plant developments.

In Canada, there are several project in the early stages of potential development which will progress subject to sourcing further capital. We are also working with First Nations communities through our subsidiary First Resources Corporation which is currently in development activities on four projects in Canada and the US to establish BioOil plants on traditional aboriginal territory.

In the United States, the Company plans, subject to availability of financing, to invest US $24 to $30 million to build the first fully commercial industrial biofuel plant in the U.S., to be followed by plants at other advanced locations.  Negotiations on agreements continue to progress. The Company announced that it has secured a long term supply contract for biomass for a proposed facility in southern Arkansas and is working with the El Dorado Arkansas Chamber of Commerce on this development. Although the site of the first plants are not yet certain, we are also working to establish facilities in Willow Springs, Missouri, and North Webster Parish, Louisiana.

Dynamotive USA has begun evaluating engineering contractors to provide construction management for the U.S. BioOil projects. Subject to agreements being completed and confirmation of financing, the Company expects to launch engineering phase of the first US project before the end of 2009. Also, a number of field trials for BioOil and Char were completed during recent months.

In Argentina, progress has been slower than expected due to both the fire in West Lorne, due to financial limitations and due to the political situation in Argentina.  The Company has executed contracts for the provision of biomass for two of its proposed plants in the Province of Corrientes, as has been previously announced. A total of 2.5 million tons has been secured over 10 years from the municipality of Virasoro. Dynamotive Latinoamericana SA has been offered a site for the project within the Municipality of Virasoro. Negotiations in regard to the project are progressing.  The development plan envisages further potential within the Province of Corrientes. Financing discussions are also well advanced.

Dynamotive and regional partners are also investigating other regional opportunities in Uruguay, Chile, Dominican Republic, Panama and Brazil.

In Asia, Dynamotive signed a cooperation agreement with Marketech International Corporation to jointly review the commercial feasibility and, if warranted, develop and construct the first two commercial BioOil plants in Taiwan.  The companies also entered into a memorandum to explore further cooperation to potentially develop BioOil projects in the Greater China area. Several projects are currently under review.

In China, the Company has signed an agreement to assist Hubei Xinda Biooil Technology Co to build the first Chinese BioOil project in the province of Henan, where Dynamotive will provide process and engineering support. Also, Dynamotive has worked with the China National Development and Reform Commission on a BioOil feasibility study for two years. This is a major policy advisory and administrative division of the Chinese government which can assist in obtaining government subsidies for BioOil projects in China. With the study completed, NDRC is very supportive of BioOil production in China.

In Europe, the Company is working with Prius Developments and continues negotiations with several interested groups in Canton of Fribourg, Switzerland.  Discussions in relation to project opportunities in France and Bulgaria are also occurring. Beyond these opportunities, Dynamotive is currently in the process of evaluating project opportunities in the Ukraine, the Netherlands, the U.K., Spain and Portugal.

In Australia, ROC has scaled back operations while it focuses on confirming financing, while they continues to make limited progress on its flagship project.  The first plant site has been identified and preliminary work has been completed on permits and approvals. Negotiations are ongoing with several groups interested in output from the first plant. A joint venture has been formalized with a major recycling group for certain feed types and co-funding of plants. Further progress is subject to the availability of project and corporate finance. Financing applications have been submitted and are under discussion.

All of the above opportunities are progressing.  However, additional development and access to project finance is expected to progress slowly until additional long term operating results are available from the Ontario plants.

Research and Development

The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

We continue our work in upgrading BioOil. We believe that beyond the direct substitution of heating oil # 2, there is a wider market in the potential refining of BioOil. Our research team is working on a number of paths that could prove commercially viable and, if successful, would expand the market for our technology and fuel exponentially. Bench scale tests of upgrading BioOil to “UBA” and “UBB” for advanced industrial use and transportation use respectively have been successfully completed. The Company intends to build a pilot scale facility to produce UBA and UBB which have neutral acidity and much lower water and oxygen content compared to BioOil.

In addition to Dynamotive working in this area of research, there are strong efforts from energy companies and government sponsored research in the U.S. and in Europe.

The Company is also investigating a number of market opportunities for its pyrolytic char.  The company is participating in a number of studies and field tests on the use of Char as a soil enhancer and announced successful results from its tests with Blueleaf Inc. showing 6% to 17% increases in crop yields.  Dynamotive considers the production of its BioChar to be a high value opportunity.

Corporate Information

The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of Dynamotive Canada Corporation. In October 1995, the shareholders approved a change of name to Dynamotive Technologies Corporation and in June 2001, the shareholders approved a change of name to the Company’s current name.

As at December 31, 2008, the Company had six wholly-owned subsidiaries Dynamotive Canada Inc., federally incorporated under the laws of Canada in 2000; Dynamotive USA Inc. incorporated under the laws of Delaware, U.S.A. in 2006; Dynamotive Latinoamericana S.A., incorporated under the laws of Buenos Aires, Argentina in 2006; First Resources Corporation, incorporated under the laws of British Columbia, Canada in 2006; Dynamotive Biomass Resource Corporation, incorporated under the laws of British Columbia, Canada in 2006; and Dynamotive Europe Limited (formally known as Dynamotive Technologies (UK) Ltd.), incorporated in the United Kingdom in 1996. In addition, the Company owns a 99.98% interest in the West Lorne BioOil Co-Generation LP, formed under the laws of Ontario, Canada in 2003.  Dynamotive Canada Inc. acts as the General Partner of the Limited Partnership, which operates the West Lorne BioOil and electricity generation plant.

Dynamotive Corporation, incorporated under the laws of Rhode Island, U.S.A. has been inactive and was a wholly owned until December 12, 2008 when a 51% interest was sold to an officer of the Company for nominal consideration. Prior to this date, Dynamotive Corporation was consolidated.  Subsequent to that date, results are accounted for using the equity method.

In this report, unless the context otherwise requires, the terms the "Company" and "Dynamotive" refer to Dynamotive Energy Systems Corporation and its subsidiaries. The Company is currently listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB.

The principal executive office of the Company is Suite 140 - 13091 Vanier Place, Richmond, British Columbia, Canada V6V 2J1 (Telephone: 604-295-6800).

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Year ended December 31, 2008 compared to the year ended December 31, 2007

1.3 Selected Annual Information

All financial information is reported in U.S. dollars unless otherwise noted. Our audited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

	As at December 31, 2008	As at December 31, 2007	As at December 31, 2006
(US Dollars)	$	$	$
Results of operations:
Revenue	178,106	—	—
Loss from operations	(13,279,325)	(14,415,849)	(14,319,641)
Net loss	(28,356,265)	(14,220,404)	(14,252,382)
Net loss per share	(0.13)	(0.08)	(0.09)

Financial position at year-end:
Total assets	34,520,383	58,935,644	38,193,699

Total liabilities	12,358,085	7,770,670	7,058,287

Non-controlling interest, Cdn GAAP	—	—	1,354,923

Shareholder’s equity	22,162,298	51,164,974	29,780,489

Deficit	(115,676,448)	(87,320,183)	(73,099,779)

Common shares issued	221,312,201	207,749,673	171,765,776

1.4 Results of Operations

In 2008, the Company had a similar level of operating activity as in 2007, but with the focus on commissioning of the Guelph plant and the re-start of the West Lorne plant in early to mid-2008, as well as expanding project development activities. There were a number of new project initiatives internationally and the Company has been evolving to better support these activities along with the sales and operating activities at the plants. Staffing levels remained broadly the same, but with increased emphasis on Ontario, United States and Argentinean operations.

Revenue

Revenue for 2008 was $178,106 compared to $nil in 2007 (2006 - $nil). The increased revenue for 2008 was due to the Company recognizing the Rika Ltd. master license fee of $523,841 net of writing down the outstanding loan due from Rika Ltd of $345,735 at the end of the two year agreement term during the first quarter of 2008.

During 2008, the Company netted $151,657 (2007 - $13,911; 2006 - $154,560) of product and service sales against research and development expenses, which are considered incidental sales of BioOil, char and electricity until such time as the Company’s plants have reached commercial production levels. Commercial production levels are reached when the plant is producing a positive cash-flow and operations are considered to be sustainable at that level.

Interest and other income for 2008 were $5,349 compared to $207,099 in 2007 (2006 - $493,610). The $5,349 other income for 2008 was mainly from the sale of small tools during the year.  The decrease from 2006 to 2007 was due mainly to lower cash balances and therefore decreased interest income from investments in short-term money market deposits.

Royalty fees

Royalty fees paid for 2008 were $4,876 compared to $nil in 2007 (2006 - $nil).   Under the amended agreement with Industrial Technologies Office (“ITO”), it specifies that the assistance is repayable, commencing January 1, 2005 based on royalties from sales of specified products resulting from the project, to a maximum of $13.1 million (Cdn$16 million) or until the expiration of contract on December 31, 2016.  Although the Company has not achieved commercial viability, some revenues have been recorded from the project. $4,876 repayment has been accrued as royalty fee during 2008.

 Expenses

The basic and diluted loss per common share was thirteen cents ($0.13) for the year 2008 compared to eight cents ($0.08) for the year 2007. The increase in basic and diluted loss per share for 2008 was due to a combination of the increase in the loss for the year and the increase in the weighted average number of Common Shares outstanding from 189,573,764 in 2007 to 211,448,521 in 2008. The basic and diluted loss per common share was eight cents ($0.08) for the year 2007 compared to nine cents ($0.09) for the year 2006. The decrease in basic and diluted loss per share for 2007 was due to a combination of the decrease in the loss for the year and the increase in the weighted average number of Common Shares outstanding from 153,685,553 shares in 2006 to 189,573,764 in 2007.

Write-down of property, plant and equipment in 2008 was $15,792,909, which relates to the impairment in the estimated fair value of the plants in West Lorne ($5,675,813) and in Guelph ($10,117,096). In addition to the write-down of the West Lorne and Guelph plant, the Company also recorded a write-down on the long-term deferred asset in West Lorne of $225,826. The above write-downs are inclusive of $2,054,992 of related foreign exchange effect. These impairment charges occurred due to the Company’s review of the fair value of the plant assets after assessing recent operating history of the plants and taking into account market conditions and sales expectations. In Guelph, the Company also took into account the plant’s shut down status and considered alternative scenarios as to how the plant could best be brought back into use in a profitable manner.

Marketing and business development expenses were $828,368 in 2008 compared to $1,601,723 in 2007. The decrease was due mainly to the decrease of business development activities, including public and investor relations, during the 2008 period.  Marketing and business development expenses were $1,601,723 for 2007 compared to $1,768,063 in 2006.  The decrease was due mainly to decreased business development activities and participation in major environmental conferences during the 2007 period.

For the years 2008, 2007 and 2006, the Company had expended on an annual basis $1,506,213, $2,053,914 and $4,629,465 respectively, on research and development. Of these research and development expenditures, the amount reimbursed by government funding was $nil for 2008 and 2007 compared to $227,121 in 2006. In 2008, the Company also offset product and service sales of $151,657 (2007 - $13,911; 2006 - $154,560) against research and development expenses, which are considered incidental sales until such time as the Company’s plant has reached commercial production levels. The level of research and development expenditure has decreased in 2008 in support of development of the commercial scale plant and other product development activities.  The decrease was due to reduced activity in engineering development of the commercial scale plant and other product development activities.

General and administrative expenses were $9,650,644 for 2008 compared to $11,026,616 in 2007.  The decrease in 2008 was a combination of decreased activity in the general and administrative area and management of the Company’s development activities related to its 200 tpd plant in Guelph, Ontario, a decrease in non-cash compensation expenses and a reduction in bonus accrual, partially offset by increased activities in the Company’s U.S. and Argentina offices.  General and administrative expenses were $11,026,616 for 2007 compared to $7,763,275 in 2006. The increase in 2007 was mainly due to increased activity, an increase in consulting expenses, an increase in non-cash compensation of $739,577 and an increase in the Company’s development activities with its 200 tpd plant in Guelph, Ontario.

Amortization and depreciation expenses increased to $169,914 in 2008 from $144,168 in 2007. Amortization and depreciation expenses increased slightly to $144,168 in 2007 from $124,067 in 2006.

Interest expenses increased to $333,477 in 2008 from $22,207 in 2007. The interest expenses incurred in 2008 were due mainly to the accretion of the asset retirement obligation liability, interest expense on long-term debt and short-term debt with company’s directors, officers and shareholders.   Interest expense decreased in 2007 to $22,207 from $505,340 in 2006 due mainly to the decrease in long-term and convertible debenture financing.

Currency exchange loss in 2008 amounted to $1,115,596 compared to the gain of $418,868 in 2007, due to the strengthening in the US dollar versus the Canadian dollar during 2008.  Currency exchange gain in 2007 amounted to $418,868 compared to a gain of $88,888 in 2006.  These non-cash changes were due to the exchange rate fluctuations of the US dollar.

Loss on settlement of accounts payable decreased to $nil in 2008 from $111,108 in 2007. Loss on settlement of accounts payable increased to $111,108 in 2007 from $98,189 in 2006 due to a non-cash compensation payment exceeding the book value of the outstanding payable.

Loss on sale of interest in subsidiary was $nil in 2008 and 2007. Loss on sale of interest in subsidiary was $nil in 2007 compared to $420,400 in 2006. The loss of $420,400 in 2006 was due mainly to the sale of a 20% interest of Dynamotive Europe Limited and the loss arises from the issue of common share purchase warrants related to this transaction.

Loss on return of services deposits $125,073 in 2008 and $nil in 2007 ($nil in 2006). The loss was due mainly to the return of Company common shares held on deposit, which when returned were below the fair market value at the date the deposit was paid.

The Company recorded a gain on reduction in bonus and vacation accrual of $1,070,930 in 2008 and $nil in 2007 ($nil in 2006). On May 29, 2008 the Company’s Compensation Committee agreed with the motion of certain Company executives to make this reduction in the accrual.  These amounts were previously accrued as at December 31, 2007 and included in results to that time.

Going forward, the Company expects to have increased sales and project development activities, both in North America and overseas.  With the West Lorne increasing production product sales should increase through the remainder of 2009 and beyond.  Also, successful operation of the plants should lead to additional project development activity.

The Company’s main commitments going forward are the residual capital expenditures for commissioning and ramp up of the Guelph and West Lorne plants and the cost to complete the steam system at the Erie Flooring plant in West Lorne.  These amounts total approximately $0.6 million.

1.5 Summary of Quarterly Results

The Company’s operations continued at a relatively steady rate over the past eight quarters, as there were no major changes in staff levels and activities throughout the period were focused on construction and commissioning of the plants in West Lorne and in Guelph, plus ongoing business development and research activities.  However, in the first quarter of 2008, the recognition of $178,106 of revenue and the realization of a $1.1 million gain on reduction in bonus and vacation accrual resulted in a lower loss for the three month period ended March 31, 2008. Also, beginning in 2008, lower research and development expenditures as the plants in Ontario progressed through commissioning also contributed towards a lower operating loss.

With the small fire in West Lorne in April 2008, operations were suspended in both West Lorne (for repair and to install preventative changes) and in Guelph (to install the same preventative changes).  Operations re-started in West Lorne in July. The Company is currently evaluating financial, feedstock and operating alternatives for the Guelph plant.

The following table provides summary financial data for the last eight quarters:

	Three months ended
	Dec 31 2008	Sep 30 2008	Jun 30 2008	Mar 31 2008
(US Dollars)	$	$	$	$
Revenue	(321,894)	—	—	500,000

Net loss before non-controlling interest	(21,245,243)	(2,769,440)	(2,908,763)	(1,432,819)
Net loss before non-controlling interst per share	(0.10)	(0.01)	(0.01)	(0.01)

Net loss	(21,245,243)	(2,769,440)	(2,908,763)	(1,432,819)
Net loss per share	(0.10)	(0.01)	(0.01)	(0.01)

Weighted average common shares outstanding in the period	214,647,877	213,509,053	209,570,784	208,008,571

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Year ended December 31, 2008 compared to the year ended December 31, 2007

	Dec 31 2007	Sep 30 2007	Jun 30 2007	Mar 31 2007
	$	$	$	$
Revenue	—	—	—	—

Net loss before non-controlling interest	(4,299,404)	(3,179,667)	(3,502,236)	(3,239,097)
Net loss before non-controlling interst per share	(0.02)	(0.02)	(0.02)	(0.02)

Net loss	(4,299,404)	(3,179,667)	(3,502,236)	(3,239,097)
Net loss per share	(0.02)	(0.02)	(0.02)	(0.02)

Weighted average common shares outstanding in the period	205,329,005	189,679,200	185,378,751	177,602,251

1.6 Liquidity

During the year ended December 31, 2008, the Company used cash in operating activities and in investing activities of $3,186,228 and $3,616,962 respectively, and generated cash from financing activities of $5,419,366.  During the year ended December 31, 2007, the Company used cash in operating activities and in investing activities of $10,809,770 and $21,018,846 respectively, and generated cash from financing activities of $24,008,567. During the year ended December 31, 2006, the Company used cash in operating activities and in investing activities of $9,402,744 and $10,339,843 respectively, and generated cash from financing activities of $27,641,031.

The principal sources of liquidity during the year ended December 31, 2008 were (i) $3,816,579 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and the exercise of Common Share options and warrants for cash, (ii) $2,762,870 increase in short-term debt; (iii) $381,398 decrease in government grant receivable; less (iv) $35,900 in repayment of loan and (v) $1,505,581 repayment of short-term loan.

For the previous year ended December 31, 2007, the principal sources of liquidity during the year ended December 31, 2007 were (i) $22,983,149 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and the exercise of Common Share options and warrants for cash, (ii) $130,000 in deposits for Common Shares to be issued in 2008 pursuant to the exercise of warrants, (iii) $500,000 of joint-venture deposit received, (iv) $419,351 decrease in government grant receivable; less (v) $23,933 in repayment of loan.

For the year ended December 31, 2006, the principal sources of liquidity during the year ended December 31, 2006 were (i) $27,495,575 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and the exercise of Common Share options and warrants for cash, (ii) $18,091 in deposits for Common Shares to be issued in 2007 pursuant to the exercise of warrants, (iii) $1,500,000 increase in joint-venture deposit received; less (iv) $899,184 decrease in long term loan and (v) $473,451 increase in government grant receivable.

Overall change in cash position in 2008 was a decrease in cash of $1,756,895 as compared to a decrease of $7,549,712 in the previous year 2007.  Overall cash flows decreased in 2008 due to decreased acquisition of capital assets (Guelph and West Lorne plants) and significantly decreased equity financing activities, offset by an increase in debt financing during the year.  During the previous year ended December 31, 2007, overall change in cash position was a decrease in cash of $7,549,712 as compared to an increase of $7,918,066 in the previous year, 2006. Overall cash flows decreased in 2007 due to decreased financing activities and significantly increased acquisition of capital assets (Guelph and West Lorne plants).  During the year ended December 31, 2006, overall change in cash position was an increase in cash of $7,918,066 as compared to an increase of $1,291,497 in the previous year in 2005.  Overall cash inflows increased during 2006 due to significantly increased financing activities.

The net amount of cash used in operating activities during 2008 decreased by 71% (over cash used in operating activities during 2007) due to the construction of the Company’s 200 tpd plant in Guelph, Ontario was done in previous year 2007 and 2006. Cash used in operating activities consisted primarily of a net loss for 2008 of $28,356,265 and $178,106 in recognition of deferred revenue, less non-cash expenses of (i) amortization of $169,914, (ii) non-cash interest and accretion expenses of $68,636, (iii) loss on refund of services deposit of $125,073, (iv) equity compensation expenses of $2,524,138, (v) foreign exchange loss of $1,115,596, (vi) net change in non-cash working capital balances related to operations of $5,326,051, and (vii) write-down of property, plant and equipment of $16,018,735.

The net amount of cash used in operating activities during 2007 increased by 15% (over cash used in operating activities during 2006) due to the construction of the Company’s 200 tpd plant in Guelph, Ontario. Cash used in operating activities consisted primarily of a net loss for 2007 of $14,220,404 less non-cash expenses of (i) amortization of $144,168, (ii) loss on settlement of accounts payable of $111,108, (iii) loss on purchase of interest in subsidiary of $238,346 and (iv) equity compensation expenses of $3,632,561.

The net amount of cash used in operating activities during 2006 increased by 40% (over cash used in operating activities during 2005) due to the construction of the Company’s 200 tpd plant in Guelph, Ontario and the resulting increase in business development activities. Cash used in operating activities consisted primarily of a net loss for 2006 of $14,252,382 less non-cash expenses of (i) amortization of $124,067, (ii) accretion expense in the amount of $208,022, (iii) loss on settlement of accounts payable of $98,189, (iv) loss on sale of interest in subsidiary of $420,400, and (v) equity compensation expenses of $4,337,590.

Financing activities during 2008 generated a net increase in cash of $5,419,366, primarily from the Company’s private placements of Common Shares of $3,816,579 and from the short-term debt with the Company’s directors, officers and shareholders of $2,762,870 less repayment of short-term loan of $1,505,581.  Financing activities during 2007 generated a net increase in cash of $24,008,567, primarily from the Company’s private placements of Common Shares and contribution received from joint venture of $500,000.  Financing activities during 2006 generated a net increase in cash of $27,641,031, primarily from the Company’s private placements of Common Shares and contribution received from joint venture of $1,500,000.

Investing activities in 2008 resulted in use of cash, in the amount of $3,616,962. This amount was incurred in the acquisition of capital assets (Guelph and West Lorne plants) of $3,963,628 and a decrease of long-term loan receivable of $346,666.  Investing activities in 2007 resulted in the use of cash, net of grants, in the amount of $21,018,846 that consisted of $20,172,180 incurred in the acquisition of capital assets (Guelph plant and West Lorne plant), an increase of long term deferred assets of $500,000, and an increase of long term loan receivable of $346,666.  Investing activities in 2006 resulted in the use of cash, net of grants, in the amount of $10,339,843 that consisted of $10,496,423 incurred in the acquisition of capital assets (Guelph plant), $21,016 expended on patents, and a $177,596 decrease in restricted cash.

The following table provides as of December 31, 2008 the known long term obligations and commitments of the Company:

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Premise lease obligations	368,000	218,000	138,000	12,000	Nil
Operating lease obligations – Office equipment	29,000	18,000	11,000	Nil	Nil
Long-term debt	299,000	36,000	72,000	72,000	119,000
Short-term and related party debt	1,257,289	1,257,289	Nil	Nil	Nil
Construction commitments	600,000	600,000	Nil	Nil	Nil
Total	2,553,289	2,129,289	221,000	84,000	119,000

  We have an operating lease for office facilities of our head office.

1.7 Capital Resources

As at December 31, 2008, the Company had a working capital deficiency of $10,441,893 and incurred a net loss of $28,356,265 for the year ended December 31, 2008, and has an accumulated deficit of $115,676,448.

In 2008, the Company recorded $178,106 of license revenue. Sales revenue going forward is uncertain and the Company is therefore dependent on its financing activities to fund its operations. The proceeds from the recent equity financing will be applied to finance the Company’s ongoing research and development and commercial demonstration activities and to support its efforts to obtain the award of customer contracts. Dynamotive will be required to raise sufficient additional funds to finance its commercialization strategy. The raising of additional finance to fund operations is subject to uncertainty. There is no assurance that such financing will be available on commercially reasonable terms, if at all. Dynamotive’s operations are subject to all of the risks inherent in the establishment of a new business enterprise and in particular Dynamotive will require significant additional financing in the future to develop and market its technology to its full potential.

In addition to contemplated equity offerings during 2009, the Company has a receivable from the Government of Canada’s ITO program both for expenditures made in 2005 and technical and project related expenditures in 2006.  The Company’s agreement with Technology Partnerships Canada pertains to maximum funding of US$6.7 million (C$8.235 million), of which $6.4 million (C$ 7.8 million) has been received as of December 31, 2008 and $0.3 million is included in government grants receivable.

During the first quarter of 2008, the Company raised subscription funds of $1.0 million relating to the private placement commenced during the first quarter of 2008 at subscription price $0.65 per share. 1.48 million shares and 56,430 Common Share Purchase Warrants were issued as a result of this funding.

During the second quarter of 2008, the Company raised subscription funds of $0.7 million relating to the private placement commenced during the second quarter of 2008 at subscription price at $0.35 per share. 1.96 million shares and 0.97 million Common Share Purchase Warrants were issued as a result of this funding.

During the third quarter of 2008, the Company raised subscription funds of $0.8 million relating to the private placement commenced during the second quarter of 2008 at subscription price at $0.35 per share. 2.4 million shares and 1.18 million Common Share Purchase Warrants were issued as a result of this funding.

During the fourth quarter of 2008, the Company raised subscription funds of $1.3 million relating to the private placement commenced during the fourth quarter of 2008 at subscription price at $0.20 per share. 6.4 million shares and 3.2 million Common Share Purchase Warrants were issued as a result of this funding.

In total, the Company raised from private placements during 2008 $3.8 million in cash for a total of 12.2 million Common Shares and 5.4 million Common Share Purchase Warrants.

In December 2008, the Company entered into a secured demand loan (initially contemplated as a secured convertible debenture) facility with a director of the Company for a total of up to $2 million and $1.0 million has been advanced to the Company. This demand loan has an interest rate of 8% and is due within 10 days of demand, made anytime from the date of the Company’s completion of current funding and/or receipt of certain government funds, whichever comes first, which are expected to occur in 2009.

The Company currently has minimal cash on hand and expects to require additional funding for the commercial expansion of its technologies through the year 2009 and beyond as we anticipate that we will not earn sufficient revenues to cover operating expenses. Given market conditions and other factors, there can be no guarantee that the Company will be successful in securing additional finance. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of its products or research and development programs. The outcome of these matters cannot be predicted at this time. The Company’s future operations are dependent on the market’s acceptance of its products in order to ultimately generate future profitable operations, and the Company’s ability to secure sufficient financing to fund future operations. There can be no assurance that the Company’s products will be able to secure market acceptance. Management plans to raise additional equity financing to enable the company to complete its development plans.

The Company expects to spend approximately $6 million in its operations in the next 12 months and has capital expenditure commitments of approximately $0.6 million. The Company does expect to have increases in product sales and licenses over the coming months and years, but these are not expected to cover operating requirements in the near future..

In recognition of our liquidity and capital resources, our independent public accountants have included a comment in their report on our accompanying consolidated financial statements for the year ended December 2008, that expresses substantial doubt as to our ability to continue as a going concern.

The Company’s 2009 financing plan is structured to enable ramp-up of operations at the West Lorne production plant; completion of the related char boiler system and the re-start of the 200 tonne per day (“tpd”) Guelph BioOil plant. The core of the strategy surrounds market and project based equity financing that minimizes equity dilution while raising sufficient capital for operations and projects. In addition, the Company will seek asset backed debt financing if such facilities are available on reasonable commercial terms. In connection with the Company’s West Lorne char boiler system project, the Company has committed to construction commitments of approximately $0.6 million at December 31, 2008.

The Company’s funding plan for 2009 is structured so that equity placements explained above will maintain Company and project operations. Additionally, the Company contemplates a private placement and project finance strategy which, with other project funding and sales, are expected to fund the Company’s contributions to future projects and the West Lorne Char boiler system completion. Any delay in securing project funding for a project will delay the commissioning of that project.  As mentioned previously, there is no assurance however that the Company will obtain positive cash flow from product sales or be able to obtain sufficient equity or debt financing to satisfy its cash requirements for the next 12 months.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

The following transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties since December 31, 2008:

Consulting fees and salaries of $1,640,232 for the year ended December 31, 2008 (2007 - $1,931,783; 2006 - $1,763,575) have been paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $407,573 (2007 - $207,827; 2006 - $543,122) paid by stock based compensation.

As of December 31, 2008, the Company entered into loan agreements with directors and officers for $1,187,289 (2007 - $nil). The loans are due on demand and bear interest at 8% p.a. annum. This amount along with $70,000 from an unrelated party, comprises the total $1,257,289 of short-term loans. One of the major loan agreements was secured by a General Security Agreement as a floating charge over the Company’s assets.

The Company recorded a gain on reduction in bonus and vacation accrual of $1,070,930 in 2008 ($nil in 2007; $nil in 2006). In 2008 the Company’s Compensation Committee approved the motion of certain Company executives to forgive their entitlement to these amounts and to make this reduction in the accrual.  These amounts were previously accrued as at December 31, 2007 and included in results to that time.

The Company incurred relocation expenses of $120,000 on behalf of an officer.

1.10 Fourth Quarter

During the fourth quarter ended December 31, 2008, we recorded a net loss of $21,245,243 ($0.10 per share) as compared to a net loss of $4,299,404 ($0.02 per share) for the same quarter of the prior year. The major differences between the quarters ended December 31, 2008 and 2007 was the write-down of plant asset values and the write-off against revenue of the loan to Rika Ukraina Ltd in the quarter ended December 31, 2008.  Other 2008 differences relate to a decrease in marketing and business development and general and administrative expenses; partially offset by an increase in research and development, interest expense, foreign exchange loss, and other expenses.

Research and development expenses for the fourth quarter of 2008 increased slightly to $322,730 from $296,923 for the same quarter in 2007.

Interest expense for the fourth quarter of 2008 increased to $206,537 from $8,785 in the same quarter in 2007 due mainly to the interest expenses incurred on the long-term debt and the short-term debt with company’s directors, officers and shareholders.

Currency exchange loss in the fourth quarter of 2008 amounted to $885,663 compared to the gain $89,342 in the same quarter in 2007, due to the strengthening in the US dollar versus the Canadian dollar during the quarter.

Marketing and business development expenses for the fourth quarter of 2008 decreased to $241,120 from $546,073 for the same quarter in 2007. These decrease was due to decreases in business development activities.

General and administrative expenses in the fourth quarter of 2008 decreased to $3,124,927 from $3,805,037 for the same quarter in 2007.  The decrease was a combination of decreased activity in the general and administrative area and management of the Company’s development activities related to its 200 tpd plant in Guelph, Ontario.

Write-down of property, plant and equipment in the four quarter 2008 of $16,018,735 relates to the impairment in estimated fair value of the plants in West Lorne and in Guelph.

Significant fourth quarter events or items that affected the Company’s financial condition and cash flows are included in sections 1.5 and 1.6 above.

1.11 Proposed Transaction

Not applicable.

1.12 Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13 Changes in Accounting Policies including Initial Adoption

Recent Accounting Developments

International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board confirmed that the use of IFRS would be required for Canadian publicly accountable enterprises for years beginning on or after January 1, 2011. The conversion to IFRS will affect interim and annual financial statements relating to the Company for the year commencing January 1, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

New Accounting Policies

Effective January 1, 2008, the Company adopted the following new CICA guidelines:

•

Section 1400, Assessing going concern, which includes requirements for management to assess and disclose an entity’s ability to continue as a going concern.

•

Revised Section 1506, Accounting Changes, which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in estimates and correction of errors.

•

Section 1535, Capital Disclosures, which requires companies to disclose their objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance.

•

Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk, and market risk. The quantitative disclosures must provide information about the extent to which the company is exposed to such risk, based on information provided internally to the entity’s key management personnel.

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Not applicable.

1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) Capitalized or expensed exploration and development costs;

 Not applicable.

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Year ended December 31, 2008 compared to the year ended December 31, 2007

(b) expensed research and development costs;

Research and Development Expenses
Breakdown by major category:

	2008	2007
	$	$
Material	—	456,740
Salary and Benefits	685,540	347,031
Consulting	254,270	1,156,148
Miscellaneous Costs	566,403	93,995
	1,506,213	2,053,914
Less: Service sales - Pilot test	(74,941)	—
Less: Product sales - Char	(12,146)	—
Less: Product sales - BioOil	(63,976)	(13,802)
Less: Product sales - Electricity	(594)	(109)
	1,354,556	2,040,003

(c) deferred development costs;

Not applicable.

(d) general and administration expenses;

Breakdown by major category:
	2008	2007
	$	$
Office supplies, telephone, and insurance	690,748	825,087
Professional fees	1,242,174	2,274,614
Rent	463,540	478,180
General and admin. salaries and benefits	7,254,182	7,448,735
	9,650,644	11,026,616

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.3 Disclosure of Outstanding Share Data

As at July 6, 2009, the Company’s outstanding share data was as follows:

Common shares outstanding:	241,623,879
Stock options:	31,413,806
Share purchase warrants:	21,374,663

All financial information is reported in U.S. dollars unless otherwise noted. Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).  Certain statements in this report may constitute “forward-looking” statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. Such forward-looking statements are based on management’s current expectations, beliefs, intentions or strategies for the future, which are indicated by words such as “may, expects, intends, anticipates, believes, estimates and forecasts” and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, among other things: technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; the ability to provide capital requirements for product development, operations and marketing; and, our dependency on third party suppliers. Investors are encouraged to review the section in Management’s Discussion and Analysis in the 2008 Annual Report on Form 20-F entitled “Risk Factors” for a more complete discussion of factors that could affect Dynamotive’s future performance.

1.16 Corporate Governance

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are designed to ensure that information required to be disclosed in its reports filed or submitted under the Exchange Act is processed, recorded, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.  In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as December 31, 2008, at the reasonable assurance level, because of the material weaknesses described in Management’s Report on Internal Control over Financial Reporting.

Notwithstanding the existence of the material weaknesses described below, management has concluded that the consolidated financial statements in this Form 20-F fairly present, in all material respects, the Company’s financial position, results of operations and cash flows for the periods presented.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP), including a reconciliation of net loss to US Generally Accepted Accounting Principles (US GAAP).

The Company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Internal controls over financial reporting, no matter how well designed, have inherent limitations.  Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements.  Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria set forth in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  The objective of this assessment was to determine whether the Company’s internal control over financial reporting was effective as of December 31, 2008.

A material weakness, as defined by the Securities and Exchange Commission rules, is a significant deficiency, or combination of significant deficiencies, such that there is a reasonable possibility that material misstatements of the annual or interim consolidated financial statements will not be prevented or detected.  In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, management determined that there were control deficiencies that constituted material weaknesses, as described below.

The Company does not have sufficient personnel with experience in the application of US GAAP.  Specifically, the Company's entity level controls initially failed to identify the impact of new accounting pronouncements on the disclosures in the US GAAP reconciliation note. These errors were corrected by management prior to the issuance of the Company’s December 31, 2008 consolidated financial statements.

Management performs an oversight function with regard to meeting the Company’s tax obligations.  This includes preparation of tax returns, monitoring of new tax requirements for changes in the Company’s operations and preparation of tax disclosures for income tax, commodity taxes and other tax-related matters. Staff involved in the Company’s tax function have some knowledge and experience with tax requirements but are not experts in all the tax regulations to which the company is subject.  External tax experts are engaged by the Company to deal with tax matters, but there is a reasonable possibility that a material misstatement could occur in the Company’s tax note or regulatory obligations with regard to tax could arise due to management’s limited expertise with regard to tax requirements.

The Company did not maintain effective control in preparing financial statement disclosures in income taxes. Specifically, management initially failed to apply the correct future enacted tax rate to its future income tax assets in accordance with CICA HB 3465, “Income Taxes.” This error was corrected by management prior to the issuance of the Company’s December 31, 2008 consolidated financial statements.

Based on our assessment and because of the material weaknesses described above, management has concluded that our internal control over financial reporting was not effective as of December 31, 2008.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 has been audited by BDO Dunwoody, the Company’s independent registered public accounting firm, as stated in their report which appears herein.

Remediation to Address Material Weakness

The Company will enhance its staff training and improve controls with regard to US GAAP and taxation matters.  The Company will expand the use of outside consultants with expertise in the application of US GAAP and requisite knowledge of tax regulations in the jurisdictions in which the Company operates.  Management will also implement an improved consultation process with external auditors in the above areas.

Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2008, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.